EXHIBIT 99.03

New Appointment of Representative of Juristic Person Director

Date of events: 2017/04/27

Contents:

1.Date of occurrence of the change:2017/04/27

2.Name of juristic-person director/ supervisor: Ministry of Transportation and Communications.

3.Name and resume of the replaced person: Lih-Shyng Tsai

4.Name and resume of the replacement: Yih-Yu Lei, Chief Operating Officer of Gogoro Taiwan Limited

5.Reason for the change:new appointment

6.Original term (from to ): from 2016/06/24 to 2019/06/23

7.Effective date of the new appointment:2017/04/27

8.Any other matters that need to be specified:None